Exhibit 4.1

PROMISSORY NOTE

(Term Loan Facility)

$1,600,000	Due In Accordance With
Loan Agreement

FOR VALUE RECEIVED the undersigned (the “Borrower”) promises to pay to or to the order of 1730636 Ontario Limited (the “Lender”) at 54117 Best Line, Aylmer, Ontario  N5H 2R3 at the times and in the manner applicable to the term loan facility as set forth in a loan agreement between the Borrower and the Lender comprised of a letter from the Lender to the Borrower dated June 21, 2013 and accepted by the Borrower on June 24, 2013 (collectively, the “Loan Agreement”),

(i)
the principal amount of One Million, Six Hundred Thousand ($1,600,000) Dollars in lawful money of Canada or so much thereof as may be outstanding under the term loan facility pursuant to the Loan Agreement; and

(ii)
all interest accrued on such principal amount outstanding from time to time and all interest accrued on overdue interest calculated and payable in like currency at the rate applicable thereto as stipulated in the Loan Agreement.

This promissory note is issued pursuant to the Loan Agreement to evidence the principal amount advanced under the term loan facility provided for therein.

PRESENTMENT FOR PAYMENT AND PROTEST WAIVED

DATED at Brampton, Ontario, this 11th day of July, 2013.

METHES ENERGIES CANADA INC.

Per:	/s/ Han Swoong Ng
Han Swoong Ng – President

I have authority to bind the Corporation.